                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                          divine interVentures, inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  255404 10 5
                        ------------------------------
                                (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


                           Robert A. Eshelman, Esq.
                 Deputy General Counsel, Finance & Operations
                             Microsoft Corporation
                               One Microsoft Way
                        Redmond, Washington 98052-6399
                                (425) 882-8080

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 255404 10 5
            -----------


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

               Microsoft Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               91-1144442
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Washington
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
     NUMBER OF
                          9,722,221
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY      -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
       EACH
                          9,722,221
    REPORTING      -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
   PERSON WITH
                          -0-
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,722,221
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               8.52%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

               CO
------------------------------------------------------------------------------


Item 1.

     (a) Name of Issuer: divine interVentures inc.

     (b) Address of Issuer's Principal Executive Offices:

               4225 Naperville Road, Suite 400
               Lisle, Illinois 60532

                                       2
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Item 2.

     (a) Name of Person Filing: Microsoft Corporation

     (b) Address of Principal Business Office:

               One Microsoft Way
               Redmond, Washington 98052-6399

     (c) Citizenship: State of Washington

     (d) Title of Class of Securities: Class A Common Stock, par value $0.001 per share

     (e) CUSIP Number: 255404 10 5

Item 3. Not Applicable.

Item 4. Ownership

     (a)  Amount Beneficially Owned:

     (b)  Percent of Class:

          (1) Microsoft Corporation ("Microsoft") is the registered holder of 9,722,222 shares of Class A Common Stock. Pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended, Microsoft is required to file a Schedule 13G with respect to such shares by July 28, 2000. Microsoft became the registered holder of such shares of Common Stock by virtue of the closing of the private placement of shares concurrent with the completion of the initial public offering of Common Stock of divine interVentures, inc. on July 18, 2000.

          (2) Based on 114,158,942, the number of shares of Class A Common Stock outstanding as of July 12, 2000 (as reported in divine interVentures, inc.'s prospectus filed pursuant to Rule 424(b)(4) filed with the SEC on July 12, 2000), Microsoft's percentage ownership is 8.52% as of the date of this filing.

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote  9,722,222

          (ii)  shared power to vote or to direct the vote  -0-

          (iii) sole power to dispose or to direct the disposition of  9,722,222

          (iv)  shared power to dispose or to direct the disposition of  -0-

Item 5.  Ownership of Five Percent or Less of a Class

               Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                       3
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               Not Applicable.

Item 8.  Identification and Classification of Members of the Group

               Not Applicable.

Item 9.  Notice of Dissolution of a Group

               Not Applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    [Remainder of page intentionally blank]

                                       4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 28, 2000


                                        MICROSOFT CORPORATION


                                        By /s/ Robert A. Eshelman
                                           -------------------------------------
                                           Robert A. Eshelman
                                           Deputy General Counsel, Finance &
                                           Operations

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